

July 10, 2015

Stephane Bello
Executive Vice President Finance and Chief Financial Officer
Thomson Reuters Corporation
3 Times Square
New York, NY 10036

    Re: Thomson Reuters Corporation
            Form 40-F for Fiscal Year Ended December 31, 2014
            Filed March 13, 2015
            File No. 001-31349

Dear Mr. Bello:

      We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 6: Other operating gains, net, page 96

1. You disclose that you recorded in 2014 a $931 million gain related to the release of accumulated foreign currency translation adjustments from shareholders' equity that was triggered by the loss of control of a subsidiary. So that we may better understand your accounting for this transaction, please tell us the following:

    - The name of the subsidiary for which control was lost;
    - The location of the subsidiary;
    - The nature of the subsidiary's operations;
    - The form of control before the transaction;
    - The form of control you retained and the subsequent accounting for your investment going forward;

- Explain how you lost control of the subsidiary through the permanent settlement of an intercompany loan, an apparent related party transaction, and the facts and circumstances leading to the settlement;
- Cite the accounting literature you relied upon to support your accounting; and
- Provide the calculation on how you computed the gain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief